                                -----------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                                -----------------

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   109178 10 3
                                 (CUSIP Number)

                                  Julia Murray
                             General Counsel Finance
                      Enron Capital & Trade Resources Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 29, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240,13d-1(e), 240.13d-(f) or 240.13 d-I (g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 pages

CUSIP NO.: 109178 10 3

                                  SCHEDULE 13D

================================================================================
1        Name of Reporting Person; S.S. or IRS Identification Number

         Enron Capital & Trade Resources Corp.
--------------------------------------------------------------------------------
2        Check the Appropriate Box If A Member of a Group*
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
         WC
--------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Item 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
7        Sole Voting Power
         0
--------------------------------------------------------------------------------
8        Shared Voting Power

         2,052,632
--------------------------------------------------------------------------------
9        Sole Dispositive Power
         0
--------------------------------------------------------------------------------
10       Shared Dispositive Power

         2,052,632
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,052,632
--------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

         [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         14.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person

         CO
================================================================================

CUSIP NO.:109178 10 3

                                  SCHEDULE 13D

================================================================================
1       Name of Reporting Person; S.S. or IRS Identification Number

        Enron Corp.
--------------------------------------------------------------------------------
2       Check the Appropriate Box If A Member of a Group*
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds

        WC
--------------------------------------------------------------------------------
5       Check Box If Disclosure of Legal Proceedings Is Required
        Pursuant to Item 2(d) or 2(e)

        [ ]
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        Oregon
--------------------------------------------------------------------------------
7       Sole Voting Power

        0
--------------------------------------------------------------------------------
8.      Shared Voting Power

        2,052,632
--------------------------------------------------------------------------------
9       Sole Dispositive Power

        0
--------------------------------------------------------------------------------
10      Shared Dispositive Power

        2,052,632
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        2,052,632
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

        [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        14.3%
--------------------------------------------------------------------------------
14      Type of Reporting Person

        CO
================================================================================

CUSIP NO.:109178 10

                                  SCHEDULE 13D

================================================================================
1       Name of Reporting Person; S.S. or IRS Identification Number

        Joint Energy Development Investments II Limited Partnership
--------------------------------------------------------------------------------
2       Check the Appropriate Box If Member of Group*
        (a)[ ]
        (b)[X]

--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds
        WC
--------------------------------------------------------------------------------
5       Check Box If Disclosure of Legal Proceedings Is Required
        Pursuant to Item 2(d) or 2(e)

        [ ]
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
7       Sole Voting Power

        0
--------------------------------------------------------------------------------
8       Shared Voting Power

        1,539,474
--------------------------------------------------------------------------------
9       Sole Dispositive Power

        0
--------------------------------------------------------------------------------
10      Shared Dispositive Power

        1,539,474
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,539,474
--------------------------------------------------------------------------------
12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

        [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        11.0%
--------------------------------------------------------------------------------
14      Type of Reporting Person

        PN
================================================================================

                               AMENDMENT NO. 2 TO
                            STATEMENT ON SCHEDULE 13D

     INTRODUCTORY Note: All information herein with respect to Brigham Exploration Company, Delaware corporation (the "Issuer"), and the common stock, par value $.01 per share (the "Common Stock"), of the Issuer is to the best knowledge and belief of the Reporting Entities, as defined herein. The joint
Schedule 13D of Enron Corp., an Oregon corporation ("Enron"), Enron Capital & Trade Resources Corp., Delaware corporation ("ECT"), and Joint Energy Development Investments II Limited Partnership, Delaware limited partnership ("JEDI II") filed September 2, 1998, as amended January 12, 1999, is further amended as follows.

ITEM 2. IDENTITY AND BACKGROUND; ITEM 4. PURPOSE OF TRANSACTION AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     In connection with a loan modification effected as of March 26, 1999, the two warrants to purchase an aggregate 1,000,000 shares of Common Stock of the Issuer that were held by ECT Merchant Investments Corp., a Delaware corporation ("ECT Investments"), and JEDI II were amended and restated. The amended warrants effect only two substantive changes. First, the exercise period was extended from August 22, 2005 to August 22, 2008. Second, the exercise price was reduced from $10.45 to $3.50 per share. The Registration Rights Agreement dated August 20, 1998 was amended to confirm that its provisions apply to the amended warrants.

     Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of ECT Investments, Enron, ECT and Enron Capital II Corp. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron, ECT, or, to their knowledge, any person listed in Schedule I is, for the purposes of Schedule 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement. None of the Reporting Entities or, to its knowledge, any person listed on Schedule I hereto has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

     On its Form 10-K for the year ended December 31, 1998, the Issuer reported that 13,306,206 shares of Common Stock were outstanding as of March 26, 1999. The following calculations of beneficial ownership assume that this number of shares are currently outstanding. If JEDI II's amended warrant was fully exercised, the 1,539,474 shares JEDI II would own in the aggregate would represent approximately 11.0% of the 14,056,206 then-outstanding shares of Common Stock. If both amended warrants were fully exercised, the 2,052,632 shares owned by JEDI II and ECT Investments would represent approximately 14.3% of the 14,306,206 then-outstanding shares of Common Stock. By virtue of their control relationships, ECT and Enron may be deemed to beneficially own the

                                                              Page 5 of 12 pages

Common Stock and the warrants held by ECT Investments and JEDI II, but Enron and ECT disclaim beneficial ownership of these securities. ECT Investments is not listed as a Reporting Person because it would own less than 5% of the then-outstanding shares of Common Stock if its amended warrant was fully exercised.

     Other than the transaction described herein, none of the Reporting Entities, nor to their knowledge any of the persons named in Schedule I hereto, has effected any transaction in the Common Stock during the preceding sixty days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     (i) Warrant No. A-3.

     (ii) Warrant No. A-4.

     (iii) Amendment to Registration Rights Agreement.


[signature page follows]




                                                              Page 6 of 12 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct,

Dated: April 7, 1999.                 ENRON CAPITAL & TRADE RESOURCES CORP.

                                      By:
                                         ---------------------------------
                                              Peggy B. Menchaca
                                              Vice President and Secretary

Dated: April 7, 1999.                 ENRON CORP.

                                      By:
                                         ---------------------------------
                                              Peggy B. Menchaca
                                              Vice President and Secretary

Dated: April 7, 1999.                 JOINT ENERGY DEVELOPMENT INVESTMENTS II
                                      LIMITED PARTNERSHIP

                                      By: Enron Capital Management II Limited
                                          Partnership, its general partner

                                      By: Enron Capital II Corp., its general
                                          partner

                                      By:
                                         ---------------------------------
                                              Peggy B. Menchaca
                                              Vice President and Secretary




                                                              Page 7 of 12 pages

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                      ENRON CAPITAL & TRADE RESOURCES CORP.

--------------------------------------------------------------------------------
Name and Business Address         Citizenship      Position and Occupation
--------------------------------------------------------------------------------
1400 Smith Street
Houston, Texas 77002
--------------------------------------------------------------------------------
Mark A. Frevert                     U.S.A.         Director; President-ECT
                                                   Europe and Managing Director
--------------------------------------------------------------------------------
Mark E. Haedicke                    U.S.A.         Director; Managing Director
                                                   and General Counsel
--------------------------------------------------------------------------------
Kevin P. Hannon                     U.S.A.         Director; President and Chief
                                                   Operating Officer
--------------------------------------------------------------------------------
Kenneth D. Rice                     U.S.A.         Director; Chairman of the
                                                   Board; Chief Executive
                                                   Officer and Managing
                                                   Director; Chairman and Chief
                                                   Executive Officer-ECT North
                                                   America
--------------------------------------------------------------------------------
J. Clifford Baxter                  U.S.A.         Vice Chairman
--------------------------------------------------------------------------------
Jere C. Overdyke, Jr.               U.S.A.         President -- ECT Merchant
                                                   Finance
--------------------------------------------------------------------------------
Philippe A. Bibi                    U.S.A.         Managing Director
--------------------------------------------------------------------------------
W. Craig Childers                   U.S.A.         Managing Director
--------------------------------------------------------------------------------
David W. Delainey                   U.S.A.         Managing Director
--------------------------------------------------------------------------------
Richard G. DiMichele                U.S.A.         Managing Director
--------------------------------------------------------------------------------
Jay L. Fitzgerald                   U.S.A.         Managing Director
--------------------------------------------------------------------------------
Michael J. Kopper                   U.S.A.         Managing Director
--------------------------------------------------------------------------------
John J. Lavorato                    U.S.A          Managing Director
--------------------------------------------------------------------------------
Danny J. McCarty                    U.S.A.         Managing Director
--------------------------------------------------------------------------------
Michael McConnell                   U.S.A.         Managing Director
--------------------------------------------------------------------------------
J. Kevin McConville                 U.S.A.         Managing Director
--------------------------------------------------------------------------------
Gregory F. Piper                    U.S.A.         Managing Director
--------------------------------------------------------------------------------
Jeffrey A. Shankman                 U.S.A.         Managing Director
--------------------------------------------------------------------------------
John R. Sherriff                    U.S.A.         Managing Director
--------------------------------------------------------------------------------
Colleen Sullivan-Shaklovitz         U.S.A.         Managing Director
--------------------------------------------------------------------------------
Lawrence G. Whalley                 U.S.A.         Managing Director
--------------------------------------------------------------------------------





                                                              Page 8 of 12 pages

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.

--------------------------------------------------------------------------------
Name and Business Address         Citizenship      Position and Occupation
--------------------------------------------------------------------------------
Robert Belfer                                      Director; Chairman, President
767 Fifth Avenue, 46th Floor      U.S.A.           and Chief Executive Officer,
New York, New York 10153                           Belco Oil & Gas Corp.
--------------------------------------------------------------------------------
Norman P. Blake, Jr.                               Director; Chairman, United
USF&G Corporation                 U.S.A.           States Fidelity and Guaranty
6225 Smith Avenue, LA0300                          Company
Baltimore, Maryland 21209
--------------------------------------------------------------------------------
Ronnie C. Chan                                     Director; Chairman of Hang
Hang Lung Development Company                      Lung Development Group
Limited                           U.S.A.
28/F, Standard Chartered Bank
Building
4 Des Vouex Road Central
Hong Kong
--------------------------------------------------------------------------------
John H. Duncan
5851 San Felipe, Suite 850        U.S.A.           Director; Investments
Houston, Texas 77057
--------------------------------------------------------------------------------
Joe H. Foy                                         Director; Retired Senior
404 Highridge Drive               U.S.A.           Partner, Bracewell &
Kerrville, Texas 78028                             Patterson, L.L.P.
--------------------------------------------------------------------------------
Wendy L. Gramm                                     Director; Former Chairman,
PO Box 39134                      U.S.A.           U.S. Commodity Futures
Washington, D.C. 20016                             Trading Commission
--------------------------------------------------------------------------------
Ken L. Harrison                                    Director; Vice Chairman of
121 S.W. Salmon Street            U.S.A.           Enron Corp. and Chairman
Portland, Oregon 97204                             and Chief Executive Officer,
                                                   Portland General Electric
                                                   Company
--------------------------------------------------------------------------------
Robert K. Jaedicke                                 Director, Professor
Graduate School of Business       U.S.A.           (Emeritus), Graduate School
Stanford University                                of Business, Stanford
Stanford, California 94305                         University
--------------------------------------------------------------------------------



                                                              Page 9 of 12 pages

--------------------------------------------------------------------------------
Name and Business Address         Citizenship      Position and Occupation
--------------------------------------------------------------------------------
Charles A. LeMaistre                               Director; President
13104 Travis View Loop            U.S.A.           (Emeritus), University
Austin, Texas 78732                                of Texas M.D. Anderson Cancer
                                                   Center
--------------------------------------------------------------------------------
Jerome J. Meyer                                    Director; Chairman and Chief
26600 S.W. Parkway                U.S.A.           Executive Officer, Tektronix,
Building 63, P.0. Box 1000                         Inc.
Wilsonville, Oregon 97070-1000
--------------------------------------------------------------------------------
John A. Urquhart                                   Director; Senior Advisor to
John A. Urquhart Associates       U.S.A.           the Chairman of Enron Corp.;
111 Beach Road                                     President, John A. Urquhart
Fairfield, Connecticut 06430                       Associates
--------------------------------------------------------------------------------
John Wakeham                                       Director; Former U.K.
Pingleston House                                   Secretary of State for Energy
Old Alresford                     U.K.             and Leader of the Houses of
Hampshire S024 9TB                                 Commons and Lords
United Kingdom
--------------------------------------------------------------------------------
Charls E. Walker                                   Director, Chairman, Walker &
Walker & Walker, LLC              U.S.A.           Walker, LLC
10220 River Road, Suite 105
Potomac, Maryland 20854
--------------------------------------------------------------------------------
Herbert S. Winokur, Jr.                            Director; President, Winokur
Winokur & Associates, Inc.        U.S.A.           & Associates, Inc.
30 East Elm Ct.
Greenwich, Connecticut 06830
--------------------------------------------------------------------------------
Kenneth L. Lay                                     Director; Chairman and Chief
1400 Smith Street                 U.S.A.           Executive Officer, Enron
Houston, Texas 77002                               Corp.
--------------------------------------------------------------------------------
J. Clifford Baxter                                 Senior Vice President,
1400 Smith Street                 U.S.A.           Corporate Development; Enron
Houston, Texas 77002                               Corp.
--------------------------------------------------------------------------------
Richard B. Buy                    U.S.A.           Senior Vice President and
1400 Smith Street                                  Chief Risk Officer
Houston, Texas 77002
--------------------------------------------------------------------------------



                                                             Page 10 of 12 pages

--------------------------------------------------------------------------------
Name and Business Address         Citizenship      Position and Occupation
--------------------------------------------------------------------------------
Richard A. Causey                 U.S.A.           Senior Vice President, Chief
1400 Smith Street                                  Accounting, Information and
Houston, Texas 77002                               Administrative Officer,
                                                   Enron Corp.
--------------------------------------------------------------------------------
James V. Derrick, Jr.                              Senior Vice President and
1400 Smith Street                 U.S.A.           General Counsel, Enron Corp.
Houston, Texas 77002
--------------------------------------------------------------------------------
Andrew S. Fastow                                   Senior Vice President and
1400 Smith Street                 U.S.A.           Chief Financial Officer,
Houston, Texas 77002                               Enron Corp.
--------------------------------------------------------------------------------
Mark A. Frevert                                    President -- ECT Europe and
1400 Smith Street                 U.S.A.           Managing Director, Enron
Houston, Texas 77002                               Capital & Trade Resources
                                                   Corp. and President and Chief
                                                   Executive Officer, Enron
                                                   Europe Limited
--------------------------------------------------------------------------------
Stanley C. Horton                                  Chairman and Chief Executive
1400 Smith Street                 U.S.A.           Officer, Enron Gas Pipeline
Houston, Texas 77002                               Group
--------------------------------------------------------------------------------
Rebecca P. Mark                                    Vice Chairman, Enron Corp.
1400 Smith Street                 U.S.A.           and Chairman and Chief
Houston, Texas 77002                               Executive Officer, Azurix
                                                   Corp.
--------------------------------------------------------------------------------
Lou L. Pai                                         Chairman and Chief Executive
1400 Smith Street                 U.S.A.           Officer, Enron Energy
Houston, Texas 77002                               Services, Inc.
--------------------------------------------------------------------------------
Kenneth D. Rice                   U.S.A.           Chairman and Chief Executive
1400 Smith Street                                  Officer, Enron Capital &
Houston, Texas 77002                               Trade Resources Corp. --
                                                   North America
--------------------------------------------------------------------------------
Jeffrey K. Skilling                                Director, President and Chief
1400 Smith Street                 U.S.A.           Operating Officer, Enron
Houston, Texas 77002                               Corp.
--------------------------------------------------------------------------------
Joseph W. Sutton                                   Chairman, President and
1400 Smith Street                 U.S.A.           Chief Executive Officer and
Houston, Texas 77002                               Chief Operating Officer,
                                                   Enron International Inc.
--------------------------------------------------------------------------------



                                                             Page 11 of 12 pages

                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.

--------------------------------------------------------------------------------
Name and Business Address         Citizenship      Position and Occupation
--------------------------------------------------------------------------------
James V. Derrick, Jr.             U.S.A.           Director
1400 Smith Street
Houston, Texas 77002
--------------------------------------------------------------------------------
Mark A. Frevert                   U.S.A.           Director
1400 Smith Street
Houston, Texas 77002
--------------------------------------------------------------------------------
Kenneth D. Rice                   U.S.A.           Director; Chairman, Chief
1400 Smith Street                                  Executive Officer and
Houston, Texas 77002                               Managing Director
--------------------------------------------------------------------------------
J. Clifford Baxter                U.S.A.           President and Managing
1400 Smith Street                                  Director
Houston, Texas 77002
--------------------------------------------------------------------------------
Richard B. Buy                    U.S.A.           Managing Director
1400 Smith Street
Houston, Texas 77002
--------------------------------------------------------------------------------
Andrew S. Fastow                  U.S.A.           Managing Director
1400 Smith Street
Houston, Texas 77002
--------------------------------------------------------------------------------
Jeffrey McMahon                   U.S.A.           Managing Director, Finance
1400 Smith Street                                  and Treasurer
Houston, Texas 77002
--------------------------------------------------------------------------------
Mark E. Haedicke                  U.S.A.           Managing Director and General
1400 Smith Street                                  Counsel
Houston, Texas 77002
--------------------------------------------------------------------------------
Jere C. Overdyke, Jr.             U.S.A.           Managing Director
1400 Smith Street
Houston, Texas 77002
--------------------------------------------------------------------------------



                                                             Page 12 of 12 pages

                               INDEX TO EXHIBITS


         Exhibit

(i)      Warrant No. A-3
(ii)     Warrant No. A-4
(iii)    Amendment to Registration Rights Agreement